November 21, 2016

Lauren Hamilton
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bragg Capital Trust, File Nos. 333-85850 and 811-21073

Dear Ms. Hamilton:

On November 17, 2016, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended May 31, 2016 (the "Annual Report") for the Queens Road Value Fund and Queens Road Small Cap Value Fund (the "Funds"), each a series of Bragg Capital Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1.         Comment. The certifications for the Form N-CSR are dated July 28, 2016, but the audit opinion is dated July 29, 2016. Please consider going forward whether the PEO/PFO is comfortable signing the certifications before the audit is complete.

Response. The PEO/PFO signed the certification knowing that the auditors were prepared to sign off; however, going forward, the PEO/PFO will consider signing the certifications after the audit is complete.

2.         Comment.  The disclosure in the notes to the financial statements says that the Funds are non-diversified, but the prospectus doesn’t appear to agree with this. Please confirm that the Funds are diversified and correct the notes disclosure going forward.

Response.  The Registrant so confirms and will correct the disclosure.

* * * * *

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,
/s/Tanya L. Goins, Esq.
Tanya L. Goins, Esq.